                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K
                            Report of Foreign issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                   -----------

                            For the Month of May 2003

                                  ------------

                         (Commission File. No 0-30718).

                                   -----------

                   SIERRA WIRELESS, INC., A CANADA CORPORATION
                  ---------------------------------------------
                  (Translation of registrant's name in English)

                               13811 Wireless Way
                   Richmond, British Columbia, Canada V6V 3A4
              -----------------------------------------------------
              (Address of principal executive offices and zip code)

        Registrant's Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F   X       40-F
                                -----          -----
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes:                No:   X
                           -----              -----

                              SIERRA WIRELESS, INC.

                              FIRST QUARTER REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                               UNITED STATES GAAP

                               CHAIRMAN'S MESSAGE

TO OUR SHAREHOLDERS

I am pleased to report that our results for the first quarter of 2003 were better than expected. Despite a continuation of difficult economic conditions, our new products and new markets continued to drive our revenues, while strict cost control delivered a third consecutive quarter of profitability.

RESULTS FOR Q1 2003 COMPARED TO Q1 2002

For the three months ended March 31, 2003, our revenues increased 20% to $20.1 million, from the $16.7 million reported in the first quarter of 2002. The significant increase reflects the positive impact of our five new products introduced during 2002 for the 2.5G wireless data networks, as well as our successful expansion into Europe and the Asia-Pacific region.

Our gross margin also increased, climbing to $7.9 million, from $5.9 million in the first quarter of 2002. As a percentage of sales, gross margin increased to 39.5%, from 35.5% for the same period in 2002. This improvement reflects an increase in sales coming from our 2.5G AirCard products, and a reduction in product costs.

Operating expenses for the period declined to $7.6 million, from $10.2 million during the first three months of 2002, due primarily to the realization of cost reductions under our restructuring plan implemented in 2002. This reflects gross research and development expenses of $3.1 million, compared to $5.4 million in the first quarter of 2002.

First quarter net earnings for 2003 increased to $0.4 million, or diluted earnings per share of $0.02, from a loss of $4.3 million, or loss per share of $0.27 during the first three months of 2002.

As indicated in our first quarter news release and conference call, first quarter revenues of $20.1 million were slightly better than our guidance range of $19.0 to $20.0 million, while our net earnings of $0.4 million, or diluted earnings per share of $0.02, exceeded our anticipated earnings of $0.1 million to $0.3 million, or diluted earnings per share of $0.01 to $0.02.

BUSINESS DEVELOPMENTS

First quarter highlights included a number of business and corporate developments:

CDMA 1xRTT Product and Channel Developments:

o The Sierra Wireless AirCard(R) 555 received Microsoft Corp.'s Designed for Windows XP Logo. This logo assures customers that a product is fully compatible with Windows XP operating systems and can deliver a superior computing experience.

o We expanded distribution of the Sierra Wireless AirCard 555 in Latin America with three independent Verizon International network operators including Iusacell (Mexico), Movilnet (Venezuela), and Verizon Wireless Puerto Rico.

o We announced the commercial availability of the AirCard 555 on Hutchison CAT Wireless MultiMedia Ltd. (Hutch), Thailand's first end-to-end high-speed wireless multimedia service using the latest CDMA2000 1X technology.

o Diebold Incorporated, a global leader in financial, self-service solutions, wirelessly enabled more than 2,000 of its field service technicians with AirCard 555s operating on the Verizon Wireless network. The solution gives Diebold's mobile workforce fast, reliable access to real-time information.

o EarthLink, an Internet service provider, launched "EarthLink Wireless Enhanced Access for Your Laptop". The new EarthLink service utilizes an EarthLink configured Sierra Wireless AirCard operating on a CDMA 1xRTT network to enable mobile professionals to connect to the Internet at higher speeds than traditional wireless data networks.

GSM/GPRS Product and Channel Developments:

o Together with AT&T Wireless, we announced the commercial availability of the Sierra Wireless AirCard 750. Operating over the AT&T Wireless GSM and GPRS network, the AirCard 750 enables mobile users of handheld devices to wirelessly connect to the Internet, e-mail, and corporate applications.

o The Sierra Wireless AirCard 750 was certified to operate on the Orange network, a leading GSM/GPRS network in the United Kingdom with over 13.3 million active customers.

o We introduced the Sierra Wireless MP750 GPS Rugged Wireless Modem which will operate on GSM and GPRS global networks throughout Europe, Asia, and North America. The MP750 GPS, expected to be commercially available in May 2003, will offer a durable, versatile wireless solution for use in vehicles and other demanding environments across global markets.

o Ryder Systems, Europe's leading Bill Management Solution provider, launched OPERA, a new service that widens access to vital billing information for mobile telecom customers. OPERA was demonstrated utilizing a laptop and the Sierra Wireless AirCard 750 while operating over the Vodafone GSM/GPRS network.

Other Developments:

o Over 100 companies, including leading IT vendors, service providers and systems integrators, announced the formation of the Mobile Enterprise Alliance ("MEA"). We were one of the founding members, along with other leading companies such as Citrix, Inmarsat, Palm, Symbol, and Symbian. Based in Geneva, Switzerland and in Washington DC, the MEA is a global, not-for-profit organization that will help enterprise organizations realize the productivity benefits generated through access to core business applications by a mobile or remote workforce.

o We were chosen to display our pioneering wireless data products in the "20 Years of Wireless Commemorative Display" at CTIA Wireless 2003. The CTIA display highlighted companies and products that made a significant impact in the world of wireless voice and data communications over the past 20 years.

Corporate Developments:

o We appointed Mr. Nadir Mohamed, President and Chief Executive Officer of Rogers Wireless Communications Inc. to our Board of Directors. With his knowledge, expertise, and proven record of success in the wireless industry, Mr. Mohamed will contribute to furthering the goals and success of Sierra Wireless.

OUTLOOK

Overall, we are encouraged by our first quarter results and are looking forward to continued progress in 2003. We expect overall economic and industry conditions will remain challenging. Our business operating premise is profitable growth, and our priorities remain expansion of our distribution channels, sell through to end-customers and investment for future growth.

/s/ David B. Sutcliffe
------------------------------------
David B. Sutcliffe
Chairman and Chief Executive Officer

-----------------------------------------------------------------------
This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations has been prepared in accordance with United States GAAP and is expressed in United States dollars.

RESULTS OF OPERATIONS - THREE MONTHS ENDED MARCH 31, 2003 COMPARED TO THREE MONTHS ENDED MARCH 31, 2002

REVENUE

Revenue amounted to $20.1 million in the first quarter of 2003, compared to $16.7 million in the same period in 2002, an increase of 20.5%. Included in our revenue was research and development funding of nil in the first quarter of 2003, compared to $1.6 million in the first quarter of 2002. The increase in revenue was primarily a result of a volume increase in sales of our 2.5G AirCard products as well as increasing sales to channels in the Asia-Pacific region and Europe. Our revenue by product for the first quarter of 2003 was AirCards 80%, OEM 11%, Mobile 7% and Other 2%, compared to 58%, 25%, 10% and 7%, respectively, in the same period of 2002. Our revenue by region for the first quarter of 2003 was the Americas 61%, the Asia-Pacific region 23% and Europe 16%, compared to 97%, nil and 3%, respectively, in the same period of 2002.

GROSS MARGIN

Gross margin amounted to $7.9 million, or 39.5% of revenue, in the first quarter of 2003, compared to $5.9 million, or 35.5% of revenue, in first quarter of 2002. Included in our gross margin was research and development funding of nil in the first quarter of 2003, compared to $1.6 million in the same period of 2002. Gross margin, excluding research and development funding, as a percentage of revenue increased to 39.5% in 2003, compared to 28.5% of revenue in 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reduction.

SALES AND MARKETING

Sales and marketing expenses amounted to $2.7 million for the three months ended March 31, 2003, unchanged from $2.7 million in the same period of 2002. Sales and marketing expenses as a percentage of revenue decreased to 13.6% in 2003, compared to 16.3% in 2002, primarily as a result of increased revenue.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development arrangements, amounted to $2.7 million in the first quarter of 2003, compared to $4.8 million in the same period in 2002, a decrease of 42.7%. Research and development expenses in 2003 decreased due primarily to the realization of cost reductions under our restructuring plan implemented during 2002. In addition, costs related to the development of new products based on CDMA and GPRS standards contributed to the higher costs in 2002. Gross research and development expenses, before government research and development funding, were $3.1 million or 15.3% of revenue in 2003, compared to $5.4 million or 32.4% of revenue in 2002. We expect to continue to invest in research and development for future growth.

ADMINISTRATION

Administration expenses amounted to $1.6 million, or 7.8% of revenue, in the first quarter of 2003, compared to $2.1 million, or 12.4% of revenue, in the first quarter of 2002. Administration expenses decreased by 24.1% due primarily to the effect of cost reductions under our restructuring plan implemented in the second quarter of 2002. In addition, included in our 2002 administration expenses is a non-recurring charge of $0.4 million related to facilities costs restructuring.

AMORTIZATION

Amortization amounted to $0.6 million in the first quarter of 2003, compared to $0.7 million the first quarter of 2002. Amortization decreased by 15.3% due primarily to the writedown of fixed and intangible assets under our restructuring plan implemented in the second quarter of 2002.

OTHER INCOME

Other income increased to $0.1 million in the first quarter of 2003, compared to nil in the same period of 2002. This increase is due to a reduction in inventory carrying charges, which were incurred in 2002.

NET EARNINGS (LOSS)

Our net earnings amounted to $0.4 million in the first quarter of 2003, compared to a net loss of $4.3 million in the same period of 2002. Our diluted earnings per share amounted to $0.02 for the first quarter of 2003, compared to a loss per share of $0.27 in 2002. Our weighted average number of shares outstanding on a diluted basis increased to 16.7 million in 2003, as compared to 16.3 million in 2002.

CONTINGENT LIABILITIES

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. Subsequent to March 31, 2003, we reached an agreement with MLR. Under the agreement, we will receive non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR will release us from their claim of alleged patent infringement.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

SIGNIFICANT CONTRACTS

We have significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS, and Verizon Wireless. These agreements provide that we will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. In 2002, development and deployment of these new technologies by the wireless industry and development of our new products were affected by various delays. During 2002, we commenced commercial volume shipments to each of the wireless carriers and we continued to ship under these contracts during the first quarter of 2003.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

o We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, increases in our allowance may be required.

o We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections, an additional inventory writedown may be required.

o We evaluate our deferred income tax assets, and we believe their realization is more likely than not. However, if their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, an adjustment to our deferred tax assets would be charged to income.

o We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

     An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

     Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

o We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. If we suffer a decrease in the quality of our products, an increase in our accrual may be required.

o We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the sublease rates obtainable and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, an increase in our provision may be required.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2003, we did not have any off-balance sheet finance or special purpose entities. We have entered into a number of capital leases relating to purchases of research and development equipment and information systems. These leases and commitments are disclosed in the consolidated financial statements.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value, but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Cash provided by operations amounted to $3.9 million in the first quarter of 2003 compared to cash used by operations of $2.1 million in the same period of 2002, an improvement of $6.0 million. The source of cash during 2003 was due mainly to our operating income, and changes in working capital.

Cash used for capital expenditures was $0.1 million in the three months ended March 31, 2003, compared to $1.2 million in 2002, and was primarily for production equipment. Expenditures on intangible assets were $0.6 million in 2003, compared to $0.8 million in 2002 and were primarily for license fees and patents.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on us fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash on hand, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

o Net cash and short-term investments amounted to $37.5 million at March 31, 2003 compared to $34.8 million at December 31, 2002.

o Accounts receivable amounted to $10.1 million at March 31, 2003 compared to $13.9 million at December 31, 2002.

o Our operating line of credit is with a Canadian chartered bank. The available facility amounts to $10.0 million, bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At March 31, 2003, there were no borrowings under this line of credit.

MARKET RISK DISCLOSURE

Our risk from currency fluctuations between the Canadian and U.S. dollars is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. We have distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" is not material to our financial results.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2003, there were no material related party transactions.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end-customer demand conditions, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

IF WE CANNOT DELIVER PRODUCTS ASSOCIATED WITH SIGNIFICANT CONTRACTS IN A PROFITABLE AND TIMELY MANNER OUR MARGINS AND REVENUES WILL BE NEGATIVELY IMPACTED.

     Since late 1999, we have entered into significant supply contracts with AT&T Wireless Services ("AT&T"), Sprint PCS and Verizon Wireless. Our right to receive revenues under these contracts depends upon our ability to manufacture and supply products that meet defined specifications. During the three months ended March 31, 2003, commercial volume deliveries to AT&T, Sprint PCS and Verizon Wireless continued to occur. In order to realize the benefits of these agreements, we will have to continue to successfully manage the following risks:

         o We priced these contracts based on our estimate of future production costs. If we incur higher costs than anticipated, our gross margins on these contracts will decrease or these contracts may not be as profitable.

         o If we are unable to continue to commit the necessary resources or are unable to deliver our products as required by the terms of these contracts, our customers may cancel the contracts. In that event, any costs incurred may not be recovered and we may incur additional costs as penalties.

         o If we fail to meet a delivery deadline or if the products we deliver do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, we may be liable to pay damages to the customer, or volume commitments may be reduced.

     If we are unable to successfully manage these risks or meet required deadlines in connection with one or more significant contracts, our reputation could be harmed and our margins and revenues could decrease.

OUR FUTURE REVENUE GROWTH RATES AND OTHER OPERATING RESULTS MAY NOT BE AS FAVOURABLE AS PAST RESULTS, WHICH MAY ADVERSELY AFFECT PROFITABILITY AND SHAREHOLDER VALUE.

     Although our revenues have increased, we may not be able to sustain these historical growth rates. We may not achieve or sustain profitability in the future, and as a result, our share price may decline.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND WE MAY NOT BE ABLE TO MAINTAIN OUR MARKET SHARE AND OUR REVENUES COULD DECLINE.

     We depend on designing and developing new products that have not been commercially tested to achieve much of our future growth. Our ability to design and develop new products depends on a number of factors, including, but not limited to the following:

         o    Our ability to attract and retain skilled technical employees.

         o    The availability of critical components from third parties.

         o Our ability to successfully complete the development of products in a timely manner.

         o Our ability to manufacture products at an acceptable price and quality.

     A failure by us, or our suppliers, in any of these areas, or a failure of these products to obtain commercial acceptance, could mean we are unable to recover our research and development expenses and could result in a decrease in our market share and our revenues.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS FOR ANY GIVEN PRODUCT AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

     We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipated, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which may further decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

WE DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

     We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. Moreover, with respect to the manufacture of our current products, we currently rely on three manufacturers, any one of whom may terminate the manufacturing contract with us annually. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

         o    The absence of guaranteed manufacturing capacity.

         o Reduced control over delivery schedules, production yields and costs.

         o Inability to control the amount of time and resources devoted to the manufacture of our products.

     If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

THE LOSS OF ANY OF OUR MATERIAL CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY, AND THEREFORE SHAREHOLDER VALUE.

     We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

     Demand for one or all of these products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, reduced demand for our current products would cause our results of operations to decline and harm our financial condition.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

     Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

     The wireless data industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA COMMUNICATIONS SERVICES. IF THESE SERVICES ARE NOT DEPLOYED AS ANTICIPATED, CONSUMERS WILL BE UNABLE TO USE OUR PRODUCTS, AND OUR SALES AND REVENUES WILL DECLINE.

     Our customers can only use our products over wireless data networks operated by third parties. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

     In addition, our future growth depends on the successful deployment of next generation wireless data networks by third parties, especially the successful deployment by AT&T Wireless Services, Sprint PCS and Verizon Wireless of networks for which we have developed products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. As a result, we will not be able to recover our research and development expenses and our results of operations will be harmed.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH, WHICH MAY DAMAGE OUR ABILITY TO RETAIN KEY PERSONNEL AND TO COMPETE EFFECTIVELY.

     Our revenues have increased from approximately $9.3 million in 1997 to $77.1 million in 2002 and our number of employees has more than doubled during that period. Our growth has placed significant demands on our management and other resources. Our future success will depend on our ability to manage our growth, including:

         o Continuing to train, motivate, manage and retain our existing employees and attract and integrate new employees.

         o    Maintaining and growing manufacturing capacity.

         o    Developing new products in a timely manner.

         o Improving and upgrading our financial and management information systems and controls.

     If we are unable to manage our growth effectively, our ability to retain key personnel and to compete effectively may be damaged.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

     It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

         o We may be liable for damages and litigation costs, including attorneys' fees.

         o We may be prohibited from further use of the intellectual property.

         o We may have to license the intellectual property, incurring licensing fees.

         o We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

     Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

     Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

     Our strategies to deter misappropriation could be inadequate due to the following risks:

         o Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries.

         o    Undetected misappropriation of our intellectual property.

         o The substantial legal and other costs of protecting and enforcing our rights in our intellectual property.

         o    Development of similar technologies by our competitors.

     In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

     Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

         o    The timing of releases of our new products.

         o    The timing of substantial sales orders.

         o    Possible seasonal fluctuations in demand.

         o Possible delays in the manufacture or shipment of current or new products.

         o    Possible delays or shortages in component supplies.

     Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

POTENTIAL ACQUISITIONS MAY RESULT IN INCREASED EXPENSES AND DIVERT MANAGEMENT'S ATTENTION.

     In the past, our strategy has included expanding our operations and business through strategic acquisitions of businesses and products. We may continue to pursue this strategy in order to further expand our business. Acquisitions involve a number of risks, including:

         o Diversion of management's attention during the acquisition process.

         o Impact on our financial condition due to the timing of the acquisition.

         o The failure of the acquired business to achieve anticipated revenue levels, cost savings or other synergies.

     If realized, these risks could result in substantial costs and disrupt our operations. In addition, acquisitions could result in issuances of securities that may dilute the value of our common shares.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

     Approximately 55% of all of our sales are in United States dollars to United States-based customers. We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy to cover our Canadian currency requirements. We expect that as our business continues to expand into Europe, we will also be exposed to Euro transactions and to the associated currency risk. We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe, we will also be exposed to Euro transactions. To date, we have not entered into any futures contracts.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

     Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

         o Increased credit management risks and greater difficulties in collecting accounts receivable.

         o Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers.

         o Uncertainties of laws and enforcement relating to the protection of intellectual property.

         o    Language barriers.

         o    Potential adverse tax consequences.

     Furthermore, if we are unable to develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

OUR BUSINESS MAY SUFFER IF GROWTH IN THE WIRELESS DATA COMMUNICATIONS DEVICES MARKET DECLINES.

     The market for our products may not continue to grow, firms within the industry may not adopt our technology for integration with their wireless data communications solutions, and we may be unsuccessful in independently establishing markets for our products. If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.

     Certain factors that may limit the growth of the market include, but are not limited to, failure of carriers to successfully deploy new services on schedule or the failure of the services to achieve satisfactory price and performance conditions.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

     Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

                              SIERRA WIRELESS, INC.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
    (Expressed in thousands of United States dollars, except per share amounts)
           (Prepared in accordance with United States generally accepted accounting principles (GAAP))
                                   (Unaudited)

Three months ended March 31,                                   2003         2002
                                                             --------     --------
Revenue..................................................    $ 20,095     $ 16,672
Cost of goods sold.......................................      12,155       10,752
                                                             --------     --------
Gross margin                                                    7,940        5,920
                                                             --------     --------
Expenses:
  Sales and marketing....................................       2,729        2,710
  Research and development, net..........................       2,749        4,801
  Administration.........................................       1,569        2,067
  Amortization...........................................         553          653
                                                             --------     --------
                                                                7,600       10,231
                                                             --------     --------
Earnings (loss) from operations..........................         340       (4,311)
Other income (expense)...................................          56          (28)
                                                             --------     --------
Earnings (loss) before income taxes......................         396       (4,339)
Income tax expense.......................................          35           --
                                                             --------     --------
Net earnings (loss)......................................         361       (4,339)
Deficit, beginning of period.............................     (73,564)     (31,901)
                                                             --------     --------
Deficit, end of period...................................    $(73,203)    $(36,240)
                                                             ========     ========

Earnings (loss) per share:
  Basic..................................................    $   0.02     $  (0.27)
  Diluted................................................    $   0.02     $  (0.27)
                                                             ========     ========

Weighted average number of shares (in thousands):
  Basic..................................................      16,355       16,263
  Diluted................................................      16,718       16,263
                                                             ========     ========

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)

                                                                     March 31,     December 31,
                                                                       2003            2002
                                                                    -----------    ------------
                                                                    (Unaudited)      (Audited)
ASSETS
Current assets:
  Cash and cash equivalents....................................      $ 37,543        $ 34,841
  Accounts receivable..........................................        10,140          13,865
  Inventories..................................................         7,488           6,673
  Prepaid expenses.............................................           858             864
                                                                     --------        --------
                                                                       56,029          56,243
Fixed assets...................................................         6,284           7,198
Deferred income taxes..........................................           500             500
Intangible assets..............................................         7,341           6,907
Other..........................................................           241             241
                                                                     --------        --------
                                                                     $ 70,395        $ 71,089
                                                                     ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable.............................................      $  3,581        $  3,017
  Accrued liabilities..........................................        10,842          12,431
  Deferred revenue and credits.................................           401             297
  Current portion of long-term liabilities.....................         2,954           2,803
  Current portion of obligations under capital lease...........           761             831
                                                                     --------        --------
                                                                       18,539          19,379
Long-term liabilities..........................................         2,614           2,896
Obligations under capital lease................................            86              60

Shareholders' equity:
  Share capital................................................       123,088         123,047
  Deficit......................................................       (73,203)        (73,564)
  Accumulated other comprehensive income
     Cumulative translation adjustments........................          (729)           (729)
                                                                     --------        --------
                                                                       49,156          48,754
                                                                     --------        --------
                                                                     $ 70,395        $ 71,089
                                                                     ========        ========

Contingencies (note 4)

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                (Prepared in accordance with United States GAAP)
                                   (Unaudited)

Three months ended March 31,                                           2003        2002
                                                                     -------     -------
Cash flows from operating activities:
  Net earnings (loss)...........................................     $   361     $(4,339)
  Adjustments to reconcile net earnings (loss) to net
     cash provided by operating activities
     Amortization...............................................       1,338       2,189
     Loss on disposal...........................................          --         120
     Accrued warrants...........................................         168         149
  Changes in operating assets and liabilities
     Accounts receivable........................................       3,725      (4,735)
     Inventories................................................        (815)        996
     Prepaid expenses...........................................           6         603
     Accounts payable...........................................         564       5,759
     Accrued liabilities........................................      (1,589)     (3,346)
     Deferred revenue and credits...............................         104         517
                                                                     -------     -------
Net cash provided by (used in) operating activities.............       3,862      (2,087)

Cash flows from investing activities:
  Proceeds on disposal..........................................          --          31
  Purchase of fixed assets......................................        (143)     (1,240)
  Increase in intangible assets.................................        (602)       (820)
  Purchase of short-term investments............................          --      (2,137)
  Proceeds on maturity of short-term investments................          --      18,234
                                                                     -------     -------
Net cash provided by (used in) investing activities.............        (745)     14,068

Cash flows from financing activities:
  Issue of common shares........................................          41         325
  Repayment of long-term liabilities............................        (456)       (399)
                                                                     -------     -------
Net cash used in financing activities...........................        (415)        (74)
                                                                     -------     -------

Net increase in cash and cash equivalents.......................       2,702      11,907
Cash and cash equivalents, beginning of period..................      34,841      12,085
                                                                     -------     -------
Cash and cash equivalents, end of period........................     $37,543     $23,992
                                                                     =======     =======

See supplementary cash flow information (note 5)

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (Expressed in thousands of United States dollars, except per share amounts)
                (Prepared in accordance with United States GAAP)
                                   (Unaudited)

1. BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2002 Annual Report.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for 2(b).

(a)  STOCK-BASED COMPENSATION

We account for employee stock options using the intrinsic value method. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized. Had compensation cost for our employee stock option plan been determined by the fair value method, our net earnings
(loss) and earnings (loss) per share would have been as follows:

Three months ended March 31,                                                       2003         2002
                                                                               -----------  -----------
Net earnings (loss):
  As reported.............................................................      $     361    $  (4,339)

  Less: Total stock-based employee compensation expense
        determined under fair value based method for all awards...........         (2,577)      (2,713)
                                                                               -----------  -----------
  Pro forma...............................................................      $  (2,216)   $  (7,052)
                                                                               ===========  ===========

Basic and diluted earnings (loss) per share:
  As reported.............................................................      $    0.02    $   (0.27)
  Pro-forma...............................................................          (0.14)       (0.43)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Three months ended March 31,                                                        2003        2002
                                                                                 ---------   ---------
Expected dividend yield....................................................            --          --
Expected stock price volatility............................................           104%        104%
Risk-free interest rate....................................................          4.10%       4.72%
Expected life of options...................................................        4 years     4 years

The fair value of stock options granted during the three months ended March 31 was $2.45 (2002 - $11.44).

(b)  RECENT ACCOUNTING PRONOUNCEMENTS

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of an obligation assumed by issuing a guarantee. The provision for initial recognition and measurement of the liability is applied on a prospective basis to guarantees issued or modified after December 31, 2002. We have adopted FIN 45 in our consolidated financial statements.

3. RESTRUCTURING AND OTHER CHARGES

In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. During 2002, we recorded restructuring and other charges of $37,707 associated with the writedown of CDPD and 2G CDMA inventory, fixed and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our deferred tax asset valuation allowance. We substantially completed implementation of our restructuring program at December 31, 2002.

The following table summarizes the changes in the provision for restructuring and other charges for the first quarter of 2003 and the balance of the provision at March 31, 2003.

                                                                  Dec. 31,                       March 31,
                                                                    2002            Cash            2003
                                                                 Provision        Payments       Provision
                                                                -----------     ------------    -----------
Restructuring charges:
  Facilities restructuring...............................       $     4,547     $      (301)    $     4,246
  Workforce reduction....................................                54             (44)             10
  Other..................................................               164             (44)            120
                                                                -----------     ------------    -----------
                                                                $     4,765     $      (389)    $     4,376
                                                                ===========     ============    ===========

4. CONTINGENCIES

(a)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

     (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

     (ii) Under certain research and development funding agreements, we are contingently liable to repay up to $3,095. To date, $315 has been paid against sales amounting to $7,886, that are subject to royalties.

    (iii) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we are eligible to receive Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the three months ended March 31, 2003, we have claimed $316 that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, the TPC may receive warrants no later than December 31, 2003, valued at up to Cdn. $2,000 based on the Black-Scholes pricing model.

     (iv) We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. An analysis of changes in the liability for product warranties follows:

               Balance, January 1, 2002..........................  $     1,251
               Provisions........................................          819
               Expenditures......................................         (907)
                                                                   ------------
               Balance, December 31, 2002........................        1,163
               Provisions........................................          412
               Expenditures......................................         (311)
                                                                   ------------
               Balance, March 31, 2003...........................  $     1,264
                                                                   ============

(b)  LEGAL PROCEEDINGS

     (i) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. Subsequent to March 31, 2003, we reached an agreement with MLR. Under the agreement, we will receive non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR will release us from their claim of alleged patent infringement.

     (ii) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

5. SUPPLEMENTARY CASH FLOW INFORMATION

   Three months ended March 31,                                            2003      2002
                                                                          ------    ------
   Cash received for interest...........................................  $   76    $  509
   Cash paid for
     Interest...........................................................      25       132
     Income taxes.......................................................      14         2
   Non-cash financing activities
     Purchase of fixed assets funded by obligations under
      capital lease.....................................................     113       267

6. COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

                              SIERRA WIRELESS, INC.

                              FIRST QUARTER REPORT
                    FOR THE THREE MONTHS ENDED MARCH 31, 2003
                                  CANADIAN GAAP

                               CHAIRMAN'S MESSAGE

TO OUR SHAREHOLDERS

I am pleased to report that our results for the first quarter of 2003 were better than expected. Despite a continuation of difficult economic conditions, our new products and new markets continued to drive our revenues, while strict cost control delivered a third consecutive quarter of profitability.

RESULTS FOR Q1 2003 COMPARED TO Q1 2002

For the three months ended March 31, 2003, our revenues increased 20% to $20.1 million, from the $16.7 million reported in the first quarter of 2002. The significant increase reflects the positive impact of our five new products introduced during 2002 for the 2.5G wireless data networks, as well as our successful expansion into Europe and the Asia-Pacific region.

Our gross margin also increased, climbing to $7.9 million, from $5.9 million in the first quarter of 2002. As a percentage of sales, gross margin increased to 39.5%, from 35.5% for the same period in 2002. This improvement reflects an increase in sales coming from our 2.5G AirCard products, and a reduction in product costs.

Operating expenses for the period declined to $7.6 million, from $10.4 million during the first three months of 2002, due primarily to the realization of cost reductions under our restructuring plan implemented in 2002. This reflects gross research and development expenses of $3.1 million, compared to $5.5 million in the first quarter of 2002.

First quarter net earnings for 2003 increased to $0.4 million, or diluted earnings per share of $0.02, from a loss of $4.5 million, or loss per share of $0.27 during the first three months of 2002.

As indicated in our first quarter news release and conference call, first quarter revenues of $20.1 million were slightly better than our guidance range of $19.0 to $20.0 million, while our net earnings of $0.4 million, or diluted earnings per share of $0.02, exceeded our anticipated earnings of $0.1 million to $0.3 million, or diluted earnings per share of $0.01 to $0.02.

BUSINESS DEVELOPMENTS

First quarter highlights included a number of business and corporate developments:

CDMA 1xRTT Product and Channel Developments:

o The Sierra Wireless AirCard(R) 555 received Microsoft Corp.'s Designed for Windows XP Logo. This logo assures customers that a product is fully compatible with Windows XP operating systems and can deliver a superior computing experience.

o We expanded distribution of the Sierra Wireless AirCard 555 in Latin America with three independent Verizon International network operators including Iusacell (Mexico), Movilnet (Venezuela), and Verizon Wireless Puerto Rico.

o We announced the commercial availability of the AirCard 555 on Hutchison CAT Wireless MultiMedia Ltd. (Hutch), Thailand's first end-to-end high-speed wireless multimedia service using the latest CDMA2000 1X technology.

o Diebold Incorporated, a global leader in financial, self-service solutions, wirelessly enabled more than 2,000 of its field service technicians with AirCard 555s operating on the Verizon Wireless network. The solution gives Diebold's mobile workforce fast, reliable access to real-time information.

o EarthLink, an Internet service provider, launched "EarthLink Wireless Enhanced Access for Your Laptop". The new EarthLink service utilizes an EarthLink configured Sierra Wireless AirCard operating on a CDMA 1xRTT network to enable mobile professionals to connect to the Internet at higher speeds than traditional wireless data networks.

GSM/GPRS Product and Channel Developments:

o Together with AT&T Wireless, we announced the commercial availability of the Sierra Wireless AirCard 750. Operating over the AT&T Wireless GSM and GPRS network, the AirCard 750 enables mobile users of handheld devices to wirelessly connect to the Internet, e-mail, and corporate applications.

o The Sierra Wireless AirCard 750 was certified to operate on the Orange network, a leading GSM/GPRS network in the United Kingdom with over 13.3 million active customers.

o We introduced the Sierra Wireless MP750 GPS Rugged Wireless Modem which will operate on GSM and GPRS global networks throughout Europe, Asia, and North America. The MP750 GPS, expected to be commercially available in May 2003, will offer a durable, versatile wireless solution for use in vehicles and other demanding environments across global markets.

o Ryder Systems, Europe's leading Bill Management Solution provider, launched OPERA, a new service that widens access to vital billing information for mobile telecom customers. OPERA was demonstrated utilizing a laptop and the Sierra Wireless AirCard 750 while operating over the Vodafone GSM/GPRS network.

Other Developments:

o Over 100 companies, including leading IT vendors, service providers and systems integrators, announced the formation of the Mobile Enterprise Alliance ("MEA"). We were one of the founding members, along with other leading companies such as Citrix, Inmarsat, Palm, Symbol, and Symbian. Based in Geneva, Switzerland and in Washington DC, the MEA is a global, not-for-profit organization that will help enterprise organizations realize the productivity benefits generated through access to core business applications by a mobile or remote workforce.

o We were chosen to display our pioneering wireless data products in the "20 Years of Wireless Commemorative Display" at CTIA Wireless 2003. The CTIA display highlighted companies and products that made a significant impact in the world of wireless voice and data communications over the past 20 years.

Corporate Developments:

o We appointed Mr. Nadir Mohamed, President and Chief Executive Officer of Rogers Wireless Communications Inc. to our Board of Directors. With his knowledge, expertise, and proven record of success in the wireless industry, Mr. Mohamed will contribute to furthering the goals and success of Sierra Wireless.

OUTLOOK

Overall, we are encouraged by our first quarter results and are looking forward to continued progress in 2003. We expect overall economic and industry conditions will remain challenging. Our business operating premise is profitable growth, and our priorities remain expansion of our distribution channels, sell through to end-customers and investment for future growth.

/s/ DAVID B. SUTCLIFFE
------------------------------------
David B. Sutcliffe
Chairman and Chief Executive Officer


--------------------------------------------------------------------------------
This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations has been prepared in accordance with United States GAAP, with a reconciliation to Canadian GAAP, and is expressed in United States dollars.

RESULTS OF OPERATIONS - THREE MONTHS ENDED MARCH 31, 2003 COMPARED TO THREE MONTHS ENDED MARCH 31, 2002

REVENUE

Revenue amounted to $20.1 million in the first quarter of 2003, compared to $16.7 million in the same period in 2002, an increase of 20.5%. Included in our revenue was research and development funding of nil in the first quarter of 2003, compared to $1.6 million in the first quarter of 2002. The increase in revenue was primarily a result of a volume increase in sales of our 2.5G AirCard products as well as increasing sales to channels in the Asia-Pacific region and Europe. Our revenue by product for the first quarter of 2003 was AirCards 80%, OEM 11%, Mobile 7% and Other 2%, compared to 58%, 25%, 10% and 7%, respectively, in the same period of 2002. Our revenue by region for the first quarter of 2003 was the Americas 61%, the Asia-Pacific region 23% and Europe 16%, compared to 97%, nil and 3%, respectively, in the same period of 2002.

GROSS MARGIN

Gross margin amounted to $7.9 million, or 39.5% of revenue, in the first quarter of 2003, compared to $5.9 million, or 35.5% of revenue, in first quarter of 2002. Included in our gross margin was research and development funding of nil in the first quarter of 2003, compared to $1.6 million in the same period of 2002. Gross margin, excluding research and development funding, as a percentage of revenue increased to 39.5% in 2003, compared to 28.5% of revenue in 2002. The increase in gross margin was a result of a greater mix of 2.5G AirCard products, which yield a higher margin than OEM products, as well as product cost reduction.

SALES AND MARKETING

Sales and marketing expenses amounted to $2.7 million for the three months ended March 31, 2003, unchanged from $2.7 million in the same period of 2002. Sales and marketing expenses as a percentage of revenue decreased to 13.6% in 2003, compared to 16.3% in 2002, primarily as a result of increased revenue.

RESEARCH AND DEVELOPMENT, NET

Research and development expenses, net of conditionally repayable government research and development arrangements, amounted to $2.7 million in the first quarter of 2003, compared to $4.8 million in the same period in 2002, a decrease of 42.7%. Research and development expenses in 2003 decreased due primarily to the realization of cost reductions under our restructuring plan implemented during 2002. In addition, costs related to the development of new products based on CDMA and GPRS standards contributed to the higher costs in 2002. Gross research and development expenses, before government research and development funding, were $3.1 million or 15.3% of revenue in 2003, compared to $5.4 million or 32.4% of revenue in 2002. We expect to continue to invest in research and development for future growth.

ADMINISTRATION

Administration expenses amounted to $1.6 million, or 7.8% of revenue, in the first quarter of 2003, compared to $2.1 million, or 12.4% of revenue, in the first quarter of 2002. Administration expenses decreased by 24.1% due primarily to the effect of cost reductions under our restructuring plan implemented in the second quarter of 2002. In addition, included in our 2002 administration expenses is a non-recurring charge of $0.4 million related to facilities costs restructuring.

AMORTIZATION

Amortization amounted to $0.6 million in the first quarter of 2003, compared to $0.7 million the first quarter of 2002. Amortization decreased by 15.3% due primarily to the writedown of fixed and intangible assets under our restructuring plan implemented in the second quarter of 2002.

OTHER INCOME

Other income increased to $0.1 million in the first quarter of 2003, compared to nil in the same period of 2002. This increase is due to a reduction in inventory carrying charges, which were incurred in 2002.

NET EARNINGS (LOSS)

Our net earnings amounted to $0.4 million in the first quarter of 2003, compared to a net loss of $4.3 million in the same period of 2002. Our diluted earnings per share amounted to $0.02 for the first quarter of 2003, compared to a loss per share of $0.27 in 2002. Our weighted average number of shares outstanding on a diluted basis increased to 16.7 million in 2003, as compared to 16.3 million in 2002.

CONTINGENT LIABILITIES

In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. Subsequent to March 31, 2003, we reached an agreement with MLR. Under the agreement, we will receive non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR will release us from their claim of alleged patent infringement.

We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

SIGNIFICANT CONTRACTS

We have significant development and volume purchase contracts with three wireless carriers, AT&T Wireless, Sprint PCS, and Verizon Wireless. These agreements provide that we will develop new products for new wireless technologies that the wireless carriers are deploying and that the wireless carriers will then purchase those new products for resale. Under the terms of these agreements, if our products do not meet various specifications and schedules, mutually acceptable adjustments may be made, volume commitments may be reduced or deliveries may be delayed, any of which could have a material adverse impact on our results of operations. In 2002, development and deployment of these new technologies by the wireless industry and development of our new products were affected by various delays. During 2002, we commenced commercial volume shipments to each of the wireless carriers and we continued to ship under these contracts during the first quarter of 2003.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. We base our estimates on historical experience and other assumptions that we believe are reasonable in the circumstances. Actual results may differ from our estimates.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

     o We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. If the financial condition of any of our customers deteriorates, increases in our allowance may be required.

     o We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated market value. We assess the need for an inventory writedown based on our assessment of estimated market value using assumptions about future demand and market conditions. If market conditions are worse than our projections, an additional inventory writedown may be required.

     o We evaluate our deferred income tax assets, and we believe their realization is more likely than not. However, if their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If we determine that we would not be able to realize our deferred tax assets, an adjustment to our deferred tax assets would be charged to income.

     o We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectibility is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

          An increasing amount of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to provisions allowing various rights of return and stock rotation when the rights have expired or the products have been reported as sold by the resellers.

          Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met, and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We will recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

     o We accrue product warranty costs to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. If we suffer a decrease in the quality of our products, an increase in our accrual may be required.

     o We recorded a lease provision during 2002 as a result of our restructuring program by estimating the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions including the sublease rates obtainable and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. If market conditions deteriorate, an increase in our provision may be required.

LIQUIDITY AND CAPITAL RESOURCES

As of March 31, 2003, we did not have any off-balance sheet finance or special purpose entities. We have entered into a number of capital leases relating to purchases of research and development equipment and information systems. These leases and commitments are disclosed in the consolidated financial statements.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value, but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Cash provided by operations amounted to $3.9 million in the first quarter of 2003 compared to cash used by operations of $2.1 million in the same period of 2002, an improvement of $6.0 million. The source of cash during 2003 was due mainly to our operating income, and changes in working capital.

Cash used for capital expenditures was $0.1 million in the three months ended March 31, 2003, compared to $1.2 million in 2002, and was primarily for production equipment. Expenditures on intangible assets were $0.6 million in 2003, compared to $0.8 million in 2002 and were primarily for license fees and patents.

One of our significant sources of funds is expected to be our future operating cash flow. Our future revenue is dependent on us fulfilling our commitments in accordance with agreements with major customers. We have a customer concentration risk, as a few customers represent a significant portion of our expected future revenue. We have a risk of impairment to our liquidity should there be any interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash on hand, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

     o Net cash and short-term investments amounted to $37.5 million at March 31, 2003 compared to $34.8 million at December 31, 2002.

     o Accounts receivable amounted to $10.1 million at March 31, 2003 compared to $13.9 million at December 31, 2002.

     o Our operating line of credit is with a Canadian chartered bank. The available facility amounts to $10.0 million, bears interest at prime plus 1.25% and is secured by a general security agreement providing a first charge against all assets. At March 31, 2003, there were no borrowings under this line of credit.

MARKET RISK DISCLOSURE

Our risk from currency fluctuations between the Canadian and U.S. dollars is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations since the majority of our research and development, sales and marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. As we have available funds and very little debt, we have not been adversely affected by significant interest rate fluctuations.

With our international expansion into Europe and the Asia-Pacific region, we are transacting business in additional foreign currencies and the potential for currency fluctuations is increasing. We have distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe we will also continue to be exposed to Euro transactions. To date we have not entered into any futures contracts. To manage our foreign currency risks, consideration will be given to entering into such contracts should we consider it to be necessary to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments, hence the impact of FAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" is not material to our financial results.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2003, there were no material related party transactions.

DIFFERENCES BETWEEN UNITED STATES AND CANADIAN GAAP

The MD&A has been prepared in accordance with U.S. GAAP. Differences between our consolidated financial statements under U.S. GAAP and our consolidated financial statements under Canadian GAAP reflect differences in exchange rates used to translate prior years' assets, liabilities, revenue, and expenses on adopting the U.S. dollar as our primary currency for measurement and display during the year ended December 31, 1999.

Research and development expense for the first quarter of 2002 was different under Canadian GAAP due to the difference in the accounting treatment applied to in-process research and development ("IPR&D") which resulted in an increase in our net loss of $0.1 million. In accordance with U.S. GAAP, purchased IPR&D is expensed on acquisition, whereas under Canadian GAAP, purchased IPR&D is treated as an intangible asset and amortized. At December 31, 2002, the IPR&D had been fully amortized.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end-customer demand conditions, revenue, gross margin, operating expenses, profits, and other expectations, intentions and plans contained in this report that are not historical fact. Our expectations regarding future revenues depend upon our ability to develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this report, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this report will be realized.

RISK FACTORS

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

IF WE CANNOT DELIVER PRODUCTS ASSOCIATED WITH SIGNIFICANT CONTRACTS IN A PROFITABLE AND TIMELY MANNER OUR MARGINS AND REVENUES WILL BE NEGATIVELY IMPACTED.

     Since late 1999, we have entered into significant supply contracts with AT&T Wireless Services ("AT&T"), Sprint PCS and Verizon Wireless. Our right to receive revenues under these contracts depends upon our ability to manufacture and supply products that meet defined specifications. During the three months ended March 31, 2003, commercial volume deliveries to AT&T, Sprint PCS and Verizon Wireless continued to occur. In order to realize the benefits of these agreements, we will have to continue to successfully manage the following risks:

     o We priced these contracts based on our estimate of future production costs. If we incur higher costs than anticipated, our gross margins on these contracts will decrease or these contracts may not be as profitable.

     o If we are unable to continue to commit the necessary resources or are unable to deliver our products as required by the terms of these contracts, our customers may cancel the contracts. In that event, any costs incurred may not be recovered and we may incur additional costs as penalties.

     o If we fail to meet a delivery deadline or if the products we deliver do not meet the agreed-upon specifications, we may have to reduce the price we can charge for our products, we may be liable to pay damages to the customer, or volume commitments may be reduced.

     If we are unable to successfully manage these risks or meet required deadlines in connection with one or more significant contracts, our reputation could be harmed and our margins and revenues could decrease.

OUR FUTURE REVENUE GROWTH RATES AND OTHER OPERATING RESULTS MAY NOT BE AS FAVOURABLE AS PAST RESULTS, WHICH MAY ADVERSELY AFFECT PROFITABILITY AND SHAREHOLDER VALUE.

     Although our revenues have increased, we may not be able to sustain these historical growth rates. We may not achieve or sustain profitability in the future, and as a result, our share price may decline.

IF WE ARE UNABLE TO DESIGN AND DEVELOP NEW PRODUCTS THAT GAIN SUFFICIENT COMMERCIAL ACCEPTANCE, WE MAY BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND WE MAY NOT BE ABLE TO MAINTAIN OUR MARKET SHARE AND OUR REVENUES COULD DECLINE.

     We depend on designing and developing new products that have not been commercially tested to achieve much of our future growth. Our ability to design and develop new products depends on a number of factors, including, but not limited to the following:

     o    Our ability to attract and retain skilled technical employees.

     o    The availability of critical components from third parties.

     o Our ability to successfully complete the development of products in a timely manner.

     o Our ability to manufacture products at an acceptable price and quality.

     A failure by us, or our suppliers, in any of these areas, or a failure of these products to obtain commercial acceptance, could mean we are unable to recover our research and development expenses and could result in a decrease in our market share and our revenues.

WE MAY NOT BE ABLE TO SUSTAIN OUR CURRENT GROSS MARGINS FOR ANY GIVEN PRODUCT AND, AS A RESULT, OUR PROFITABILITY MAY DECREASE.

     We generally price our products based on our estimate of future production costs. If actual production costs are higher than we anticipated, our gross margins will decrease. In addition, competitive pressures may force us to lower our product prices, which may further decrease our gross margins if we are unable to offset that effect by cost reduction measures. If our gross margins are reduced with respect to an important product line, or if our sales of lower margin products exceed our sales of higher margin products, our profitability may decrease and our business could suffer.

WE DEPEND ON THIRD PARTIES TO MANUFACTURE OUR PRODUCTS AND SUPPLY KEY COMPONENTS. IF THEY DO NOT MANUFACTURE OUR PRODUCTS PROPERLY OR CANNOT MEET OUR NEEDS IN A TIMELY MANNER, WE MAY BE UNABLE TO FULFILL OUR PRODUCT DELIVERY OBLIGATIONS AND OUR COSTS MAY INCREASE, AND OUR REVENUE AND MARGINS COULD DECREASE.

     We outsource a substantial part of the manufacture of our products to third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. Moreover, with respect to the manufacture of our current products, we currently rely on three manufacturers, any one of whom may terminate the manufacturing contract with us annually. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

     o    The absence of guaranteed manufacturing capacity.

     o    Reduced control over delivery schedules, production yields and costs.

     o Inability to control the amount of time and resources devoted to the manufacture of our products.

     If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

THE LOSS OF ANY OF OUR MATERIAL CUSTOMERS COULD ADVERSELY AFFECT OUR REVENUE AND PROFITABILITY, AND THEREFORE SHAREHOLDER VALUE.

     We depend on a small number of customers for a significant portion of our revenues. In the last two fiscal years, there have been four different customers that individually accounted for more than 10% of our revenues. If any of these customers reduce their business with us or suffer from business failure, our revenues and profitability could decline, perhaps materially.

IF DEMAND FOR OUR CURRENT PRODUCTS DECLINES AND WE ARE UNABLE TO LAUNCH SUCCESSFUL NEW PRODUCTS, OUR REVENUES WILL DECREASE.

     Demand for one or all of these products could decline as a result of competition, technological change or other factors. If we are unable to launch successful new products, reduced demand for our current products would cause our results of operations to decline and harm our financial condition.

WE MAY HAVE DIFFICULTY RESPONDING TO CHANGING TECHNOLOGY, INDUSTRY STANDARDS AND CUSTOMER PREFERENCES, WHICH COULD CAUSE US TO BE UNABLE TO RECOVER OUR RESEARCH AND DEVELOPMENT EXPENSES AND LOSE REVENUES.

     Our success will depend in part on our ability to develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed in their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

COMPETITION FROM BIGGER MORE ESTABLISHED COMPANIES WITH GREATER RESOURCES MAY PREVENT US FROM INCREASING OR MAINTAINING OUR MARKET SHARE AND COULD RESULT IN PRICE REDUCTIONS AND REDUCED REVENUES.

     The wireless data industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favourable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors' pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced.

WE DEPEND ON THIRD PARTIES TO OFFER WIRELESS DATA COMMUNICATIONS SERVICES. IF THESE SERVICES ARE NOT DEPLOYED AS ANTICIPATED, CONSUMERS WILL BE UNABLE TO USE OUR PRODUCTS, AND OUR SALES AND REVENUES WILL DECLINE.

     Our customers can only use our products over wireless data networks operated by third parties. If these network operators cease to offer effective and reliable service, or fail to market their services effectively, sales of our products will decline and our revenues will decrease.

     In addition, our future growth depends on the successful deployment of next generation wireless data networks by third parties, especially the successful deployment by AT&T Wireless Services, Sprint PCS and Verizon Wireless of networks for which we have developed products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. As a result, we will not be able to recover our research and development expenses and our results of operations will be harmed.

WE MAY HAVE DIFFICULTY MANAGING OUR GROWTH, WHICH MAY DAMAGE OUR ABILITY TO RETAIN KEY PERSONNEL AND TO COMPETE EFFECTIVELY.

     Our revenues have increased from approximately $9.3 million in 1997 to $77.1 million in 2002 and our number of employees has more than doubled during that period. Our growth has placed significant demands on our management and other resources. Our future success will depend on our ability to manage our growth, including:

     o Continuing to train, motivate, manage and retain our existing employees and attract and integrate new employees.

     o    Maintaining and growing manufacturing capacity.

     o    Developing new products in a timely manner.

     o Improving and upgrading our financial and management information systems and controls.

     If we are unable to manage our growth effectively, our ability to retain key personnel and to compete effectively may be damaged.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN SUBSTANTIAL COSTS, DIVERSION OF RESOURCES AND MANAGEMENT ATTENTION AND HARM TO OUR REPUTATION.

     It is possible that other parties may claim that we have violated their intellectual property rights. Rights to intellectual property can be difficult to verify. Competitors could assert, for example, that former employees of theirs whom we have hired have misappropriated their proprietary information for our benefit. A successful infringement claim against us could damage us in the following ways:

     o We may be liable for damages and litigation costs, including attorneys' fees.

     o    We may be prohibited from further use of the intellectual property.

     o We may have to license the intellectual property, incurring licensing fees.

     o We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales.

     Regardless of the outcome, an infringement claim could result in substantial costs, diversion of resources and management attention and harm to our reputation.

MISAPPROPRIATION OF OUR INTELLECTUAL PROPERTY COULD PLACE US AT A COMPETITIVE DISADVANTAGE.

     Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

     Our strategies to deter misappropriation could be inadequate due to the following risks:

     o Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries.

     o    Undetected misappropriation of our intellectual property.

     o The substantial legal and other costs of protecting and enforcing our rights in our intellectual property.

     o    Development of similar technologies by our competitors.

     In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

OUR REVENUES AND EARNINGS MAY FLUCTUATE FROM QUARTER TO QUARTER, WHICH COULD AFFECT THE MARKET PRICE OF OUR COMMON SHARES.

     Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

     o    The timing of releases of our new products.

     o    The timing of substantial sales orders.

     o    Possible seasonal fluctuations in demand.

     o Possible delays in the manufacture or shipment of current or new products.

     o    Possible delays or shortages in component supplies.

     Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Thus, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition. However, quarterly fluctuations in our revenues and earnings may affect the market price of our common shares.

POTENTIAL ACQUISITIONS MAY RESULT IN INCREASED EXPENSES AND DIVERT MANAGEMENT'S ATTENTION.

     In the past, our strategy has included expanding our operations and business through strategic acquisitions of businesses and products. We may continue to pursue this strategy in order to further expand our business. Acquisitions involve a number of risks, including:

     o    Diversion of management's attention during the acquisition process.

     o Impact on our financial condition due to the timing of the acquisition.

     o The failure of the acquired business to achieve anticipated revenue levels, cost savings or other synergies.

     If realized, these risks could result in substantial costs and disrupt our operations. In addition, acquisitions could result in issuances of securities that may dilute the value of our common shares.

FLUCTUATIONS IN EXCHANGE RATES BETWEEN THE UNITED STATES DOLLAR AND THE CANADIAN DOLLAR MAY AFFECT OUR OPERATING RESULTS.

     Approximately 55% of all of our sales are in United States dollars to United States-based customers. We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other costs of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy to cover our Canadian currency requirements. We expect that as our business continues to expand into Europe, we will also be exposed to Euro transactions and to the associated currency risk. We have entered into distribution agreements in Europe and the Asia-Pacific region that are denominated primarily in U.S. dollars. We expect that as our business expands in Europe, we will also be exposed to Euro transactions. To date, we have not entered into any futures contracts.

AS OUR BUSINESS EXPANDS INTERNATIONALLY, WE WILL BE EXPOSED TO ADDITIONAL RISKS RELATING TO INTERNATIONAL OPERATIONS.

     Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

     o Increased credit management risks and greater difficulties in collecting accounts receivable.

     o Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers.

     o Uncertainties of laws and enforcement relating to the protection of intellectual property.

     o    Language barriers.

     o    Potential adverse tax consequences.

     Furthermore, if we are unable to develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

OUR BUSINESS MAY SUFFER IF GROWTH IN THE WIRELESS DATA COMMUNICATIONS DEVICES MARKET DECLINES.

     The market for our products may not continue to grow, firms within the industry may not adopt our technology for integration with their wireless data communications solutions, and we may be unsuccessful in independently establishing markets for our products. If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition.

     Certain factors that may limit the growth of the market include, but are not limited to, failure of carriers to successfully deploy new services on schedule or the failure of the services to achieve satisfactory price and performance conditions.

GOVERNMENT REGULATION COULD RESULT IN INCREASED COSTS AND INABILITY TO SELL OUR PRODUCTS.

     Our products are subject to certain mandatory regulatory approvals in the United States, Canada and other countries in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

                              SIERRA WIRELESS, INC.

                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                (Expressed in thousands of United States dollars,
                            except per share amounts)
            (Prepared in accordance with Canadian generally accepted
                         accounting principles (GAAP))
                                   (Unaudited)

Three months ended March 31,                                         2003         2002
                                                                   --------     --------
Revenue........................................................    $ 20,095     $ 16,672
Cost of goods sold.............................................      12,155       10,752
                                                                   --------     --------
Gross margin...................................................       7,940        5,920
                                                                   --------     --------
Expenses:
  Sales and marketing..........................................       2,729        2,710
  Research and development, net................................       2,749        4,926
  Administration...............................................       1,569        2,067
  Amortization.................................................         553          653
                                                                   --------     --------
                                                                      7,600       10,356
                                                                   --------     --------
Earnings (loss) from operations................................         340       (4,436)
Other income (expense).........................................          56          (28)
                                                                   --------     --------
Earnings (loss) before income taxes............................         396       (4,464)
Income tax expense.............................................          35          --
                                                                   --------     --------
Net earnings (loss)............................................         361       (4,464)
Deficit, beginning of period...................................     (72,586)     (30,673)
                                                                   --------     --------
Deficit, end of period.........................................    $(72,225)    $(35,137)
                                                                   ========     ========

Earnings (loss) per share:
  Basic........................................................    $   0.02     $  (0.27)
  Diluted......................................................    $   0.02     $  (0.27)
                                                                   ========     ========

Weighted average number of shares (in thousands):
  Basic........................................................      16,355       16,263
  Diluted......................................................      16,718       16,263
                                                                   ========     ========

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                           CONSOLIDATED BALANCE SHEETS
                (Expressed in thousands of United States dollars)
                   (Prepared in accordance with Canadian GAAP)


                                                                   March 31,     December 31,
                                                                     2003            2002
                                                                  -----------    ------------
                                                                  (Unaudited)     (Audited)
ASSETS
Current assets:
  Cash and cash equivalents...................................     $ 37,543        $ 34,841
  Accounts receivable.........................................       10,140          13,865
  Inventories.................................................        7,488           6,673
  Prepaid expenses............................................          858             864
                                                                   --------        --------
                                                                     56,029          56,243
Capital assets................................................        6,284           7,198
Future income taxes...........................................          500             500
Intangible assets.............................................        7,341           6,907
Other.........................................................          241             241
                                                                   --------        --------
                                                                   $ 70,395        $ 71,089
                                                                   ========        ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable............................................     $  3,581        $  3,017
  Accrued liabilities.........................................       10,841          12,431
  Deferred revenue and credits................................          402             297
  Current portion of long-term liabilities....................        2,954           2,803
  Current portion of obligations under capital lease..........          761             831
                                                                   --------        --------
                                                                     18,539          19,379
Long-term liabilities.........................................        2,614           2,896
Obligations under capital lease...............................           86              60

Shareholders' equity:
  Share capital...............................................      121,865         121,824
  Deficit.....................................................      (72,225)        (72,586)
  Cumulative translation adjustments..........................         (484)           (484)
                                                                   --------        --------
                                                                     49,156          48,754
                                                                   --------        --------
                                                                   $ 70,395        $ 71,089
                                                                   ========        ========

Contingencies (note 4)

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                (Expressed in thousands of United States dollars)
                   (Prepared in accordance with Canadian GAAP)
                                   (Unaudited)

Three months ended March 31,                                           2003        2002
                                                                     -------     -------
Cash flows from operating activities:
  Net earnings (loss)...........................................     $   361     $(4,464)
  Adjustments to reconcile net earnings (loss) to net
     cash provided by operating activities
     Amortization...............................................       1,338       2,314
     Loss on disposal...........................................          --         120
     Accrued warrants...........................................         168         149
  Changes in operating assets and liabilities
     Accounts receivable........................................       3,725      (4,735)
     Inventories................................................        (815)        996
     Prepaid expenses...........................................           6         603
     Accounts payable...........................................         564       5,759
     Accrued liabilities........................................      (1,589)     (3,346)
     Deferred revenue and credits...............................         104         517
                                                                     -------     -------
Net cash provided by (used in) operating activities.............       3,862      (2,087)

Cash flows from investing activities:
  Proceeds on disposal..........................................          --          31
  Purchase of capital assets....................................        (143)     (1,240)
  Increase in intangible assets.................................        (602)       (820)
  Purchase of short-term investments............................          --      (2,137)
  Proceeds on maturity of short-term investments................          --      18,234
                                                                     -------     -------
Net cash provided by (used in) investing activities.............        (745)     14,068

Cash flows from financing activities:
  Issue of common shares........................................          41         325
  Repayment of long-term liabilities............................        (456)       (399)
                                                                     -------     -------
Net cash used in financing activities...........................        (415)        (74)
                                                                     -------     -------

Net increase in cash and cash equivalents.......................       2,702      11,907
Cash and cash equivalents, beginning of period..................      34,841      12,085
                                                                     -------     -------
Cash and cash equivalents, end of period........................     $37,543     $23,992
                                                                     =======     =======

See supplementary cash flow information (note 5)

See accompanying notes to consolidated financial statements.

                              SIERRA WIRELESS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Expressed in thousands of United States dollars,
                            except per share amounts)
                   (Prepared in accordance with Canadian GAAP)
                                   (Unaudited)

1.   BASIS OF PRESENTATION

The accompanying financial information does not include all disclosures required under Canadian generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2002 Annual Report.

2.   SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except for 2(b).

(a)  STOCK-BASED COMPENSATION

We account for employee stock options using the intrinsic value method. As we grant all stock options with an exercise price equal to the market value of the underlying common shares on the date of the grant, no compensation expense is required to be recognized under the intrinsic value method. Consideration paid by employees on exercise of stock options is recorded as share capital. Had compensation cost for our employee stock option plan been determined by the fair value method, our net earnings (loss) and earnings (loss) per share would have been as follows:

Three months ended March 31,                                                2003        2002
                                                                           -------    -------
Net earnings (loss):
  As reported..........................................................    $   361    $(4,464)
  Less: Total stock-based employee compensation expense
    determined under fair value based method for all awards............     (2,577)    (2,713)
                                                                           -------    -------
  Pro forma............................................................    $(2,216)   $(7,177)
                                                                           =======    =======

Basic and diluted earnings (loss) per share:
  As reported..........................................................    $  0.02    $ (0.27)
  Pro-forma............................................................      (0.14)     (0.44)

We recognize the calculated benefit at the date of granting the stock options on a straight-line basis over the shorter of the expected service period and the vesting period.

We have estimated the fair value of each option on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

Three months ended March 31,                                                 2003       2002
                                                                           -------    -------
Expected dividend yield...............................................          --         --
Expected stock price volatility.......................................         104%       104%
Risk-free interest rate...............................................        4.10%      4.72%
Expected life of options..............................................     4 years    4 years

The fair value of stock options granted during the three months ended March 31 was $2.45 (2002 - $11.44).

(b)  RECENT ACCOUNTING PRONOUNCEMENTS

In February 2003, the Accounting Standards Board issued Accounting Guideline AcG-14, "Disclosure of Guarantees" ("AcG-14"). AcG-14 expands on previously issued accounting guidance and requires additional disclosure by a guarantor to disclose information about each guarantee, or each group of similar guarantees, even when the likelihood of the guarantor having to make any payments under the guarantee is slight. AcG-14 does not address the recognition or measurement of a guarantor's liability for obligations under a guarantee. The Guideline is to be applied to the financial statements of interim and annual periods beginning on or after January 1, 2003. We have adopted AcG-14 in our consolidated financial statements.

3.   RESTRUCTURING AND OTHER CHARGES

In the second quarter of 2002, we announced and implemented a business restructuring program under which we reduced operating expenses and asset levels as a result of our assessment of current and visible future demand. During 2002, we recorded restructuring and other charges of $37,707 associated with the writedown of CDPD and 2G CDMA inventory, capital and intangible asset impairment charges, workforce reductions, charges related to excess facilities and other assets, and an increase in our future tax asset valuation allowance. We substantially completed implementation of our restructuring program at December 31, 2002.

The following table summarizes the changes in the provision for restructuring and other charges for the first quarter of 2003 and the balance of the provision at March 31, 2003.

                                                                Dec. 31, 2002        Cash         March 31, 2003
                                                                  Provision        Payments         Provision
                                                                -------------      --------       --------------
Restructuring charges:
   Facilities restructuring.................................        $4,547           $(301)            $4,246
   Workforce reduction......................................            54             (44)                10
   Other....................................................           164             (44)               120
                                                                    ------           -----             ------
                                                                    $4,765           $(389)            $4,376
                                                                    ======           =====             ======

4.   CONTINGENCIES

(a)  CONTINGENT LIABILITY ON SALE OF PRODUCTS

     (i) Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation. When the agreements are finalized, the estimate will be revised accordingly.

     (ii) Under certain research and development funding agreements, we are contingently liable to repay up to $3,095. To date, $315 has been paid against sales amounting to $7,886, that are subject to royalties.

    (iii) Under an agreement with the Government of Canada's Technology Partnerships Canada ("TPC") program, we are eligible to receive Cdn. $9,999 to support the development of a range of third generation wireless technologies. During the three months ended March 31, 2003, we have claimed $316 that has been recorded as a reduction of research and development expense. Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in the year 2004. In addition, the TPC may receive warrants no later than December 31, 2003, valued at up to Cdn. $2,000 based on the Black-Scholes pricing model.

     (iv) We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and estimates are made by management. An analysis of changes in the liability for product warranties follows:

               Balance, January 1, 2002..........................  $      1,251
               Provisions........................................           819
               Expenditures......................................          (907)
                                                                   ------------
               Balance, December 31, 2002........................         1,163
               Provisions........................................           412
               Expenditures......................................          (311)
                                                                   ------------
               Balance, March 31, 2003...........................  $      1,264
                                                                   ============

(b)  LEGAL PROCEEDINGS

     (i) In November 2002, Sierra Wireless, Inc., along with several other defendants, was served with the second amended complaint of MLR, LLC ("MLR") filed in the U.S. District Court for the Northern District of Illinois Eastern Division for alleged patent infringement. We assessed the complaint and believed that there was no infringement of the patents referred to in this claim and that the claim was invalid. Subsequent to March 31, 2003, we reached an agreement with MLR. Under the agreement, we will receive non-royalty bearing licenses to use all of MLR's present and future patents for certain of our products and MLR will release us from their claim of alleged patent infringement.

     (ii) We are engaged in other legal actions arising in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

5.   SUPPLEMENTARY CASH FLOW INFORMATION

     Three months ended March 31,                                         2003      2002
                                                                         ------    ------
     Cash received for interest.....................................      $ 76      $509
     Cash paid for
       Interest....................................................         25       132
       Income taxes................................................         14         2
    Non-cash financing activities
       Purchase of capital assets funded by obligations under
          capital lease............................................        113       267

6.   COMPARATIVE FIGURES

We have reclassified certain of the figures presented for comparative purposes to conform to the financial statement presentation we adopted for the current period.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  Sierra Wireless, Inc.

                                  By: /s/ Peter W. Roberts
                                  -----------------------------------------
                                  Peter W. Roberts, Chief Financial Officer

Date: May 15, 2003